UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Organization of Investor Relations Event

1. Date & Time and Place	Date & Time	July 12, 2024 at 14:00 pm (KST)
	Place	POSCO Center Art Hall

2. Target Audience		Analysts, institutional investors, press and etc.

3. Purpose of IR		To share POSCO Group’s core growth vision for LiB materials business

4. Method of IR		The 3rd POSCO Group LiB Materials Business Value Day

5. Summary of Key Topics to be covered

*  Materials for Tomorrow, Innovation for Excellence

•  New Corporate Vision and Strategy

•  Growth Strategy for Rechargeable Battery Materials Business using the Industry Slowdown

•  Next-generation Battery Materials Technology Strategy

6. Decision Date		June 18, 2024

7. IR Material		Publication Date	July 12, 2024
		Website	http://www.posco-inc.com

8. Other references useful for making investment decisions

•  The date and time above is based on Korean Standard Time.

•  For the presentation materials disclosed by the Company, please refer to our website on the day of Value Day (July 12)

•  (http://www.posco-inc.com → Investors → IR Archives → IR Activities).

•  Following the Value Day in Korea, overseas Value Day will take place as below :

① Hong Kong: July 15

② Singapore: July 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: June 18, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President